Dated July 6, 2020
Registration Statement No. 333-223199-01
Relating to
Preliminary Prospectus Supplement Dated July 6, 2020 and
Prospectus dated February 23, 2018

$750,000,000 2.650% NOTES DUE 2030

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A2 (negative) / A (negative) (Moody’s/S&P)
Size:	$750,000,000
Maturity Date:	July 15, 2030
Coupon (Interest Rate):	2.650% per annum
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2021
Benchmark Treasury:	0.625% due May 15, 2030
Benchmark Treasury Price and Yield:	99-12+; 0.689%
Spread to Benchmark Treasury:	+200 basis points
Yield to Maturity:	2.689%
Initial Price to Public:	99.659% plus accrued interest from July 9, 2020 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to April 15, 2030 based on U.S. Treasury +30 basis points or at par on or after April 15, 2030
Settlement Date**:	T+3; July 9, 2020
CUSIP / ISIN:	828807DK0 / US828807DK02
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Jefferies LLC
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
BofA Securities, Inc. Citigroup Global Markets Inc.
RBC Capital Markets, LLC Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Co-Managers:	BNY Mellon Capital Markets LLC
Fifth Third Securities, Inc.
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.

Use of Proceeds:

The Issuer intends to use the net proceeds of the offering to fund the planned optional redemption at par of its (i) 2.500% notes due September 1, 2020 with an aggregate principal amount of $500 million and (ii) 2.375% notes due October 2, 2020, with an aggregate principal amount of €375 million (approximate USD equivalent of $421.275 million as of June 30, 2020) and to use the remaining net proceeds for general corporate purposes, including to repay unsecured indebtedness, including indebtedness outstanding under its $4.0 billion senior unsecured revolving credit facility, its $3.5 billion supplemental senior unsecured revolving credit facility and/or its U.S. dollar denominated indebtedness outstanding under its global unsecured commercial paper note program.

The Issuer has concurrently priced $500,000,000 additional principal amount of its existing 3.500% senior unsecured notes due 2025 and $750,000,000 aggregate principal amount of 3.800% senior unsecured notes due 2050.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll Free at 1-800-854-5674, Jefferies LLC toll-free at 1-877-877-0696, J.P. Morgan Securities LLC, collect at 212-834-4533, or U.S. Bancorp Investments, Inc. toll-free at 1-877-588-2607.